Exhibit 99.1

2021 Annual Report and Notice of Annual General Meeting

Hong Kong, Shanghai, & Florham Park, NJ — Wednesday, March 23, 2022: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; HKEX:13) today announces that its 2021 Annual Report together with the Notice of Annual General Meeting and the Form of Proxy (“AGM Materials”) will be posted to shareholders on March 24, 2022 who have elected to receive the AGM Materials in printed form. The documents can also be accessed from the HUTCHMED website (www.hutch-med.com).

The 2022 Annual General Meeting (“AGM”) will be held at the Conference Room, 18th Floor, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong on Wednesday, April 27, 2022 at 6:00 pm Hong Kong Time (11:00 am London Time).

To safeguard the health and safety of shareholders, HUTCHMED encourages shareholders to: (i) attend the AGM online and vote by means of electronic facilities; or (ii) exercise their right to vote at the AGM by appointing the Chairman of the AGM as their proxy. Shareholders will be able to view a live webcast of the AGM through the website of the Company at www.hutch-med.com/event/. All registered shareholders will also receive a letter containing log in details and information on how to access the webcast.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has more than 4,600 personnel across all its companies, at the center of which is a team of about 1,500 in oncology/immunology. Since inception it has advanced 12 cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500